UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

William Lyon Homes

(Name of Issuer)
Class A Common Stock, $0.01 par value per share

(Title of Class of Securities)
552074700

(CUSIP Number)

December 31, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 552074700	SCHEDULE 13G	Page 2 of 8 Pages

1		NAME OF REPORTING PERSONS Burford Capital Investment Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,500,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,500,000
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,500,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.6%
12		TYPE OF REPORTING PERSON IA

CUSIP No. 552074700	SCHEDULE 13G	Page 3 of 8 Pages

1		NAME OF REPORTING PERSONS Burford Capital Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,500,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,500,000
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,500,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.6%
12		TYPE OF REPORTING PERSON OO

CUSIP No. 552074700	SCHEDULE 13G	Page 4 of 8 Pages

Item 1.	(a) Name of Issuer

William Lyon Homes (the “Issuer”)

Item 1.	(b) Address of Issuer’s Principal Executive Offices

4695 MacArthur Court, 8th Floor

Newport Beach, California 92660

Item 2.	(a, b, c) Names of Person Filing, Address of Principal Business Office, Citizenship:

Burford Capital Investment Management LLC, a Delaware limited liability company, is located at 353 N. Clark St., Suite 2700, Chicago, Illinois 60654.

Burford Capital Limited, a company organized under the laws of Guernsey, is located at PO Box 282, Regency Court, Glategny Esplanade, St. Peter Port, Guernsey GY1 3RH.

Item 2.	(d) Title of Class of Securities

Class A Common Stock, $0.01 par value per share (the “Common Stock”)

Item 2.	(e) CUSIP No.:

552074700

CUSIP No. 552074700	SCHEDULE 13G	Page 5 of 8 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 552074700	SCHEDULE 13G	Page 6 of 8 Pages

Item 4. Ownership

Information with respect to the Reporting Persons' ownership of the Common Stock as of December 31, 2019, is incorporated by reference to items (5) - (9) and (11) of the cover page of the respective Reporting Person.

The amount beneficially owned by each Reporting Person is determined based on 33,029,026 shares of Common Stock outstanding as of November 4, 2019, as the Issuer reported in its Form 10-Q filed with the SEC on November 8, 2019.

Item 5. Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Burford Capital Investment Management LLC serves as investment manager to various funds and/or accounts that hold the securities reported herein (the “Burford Funds”).  As of December 31, 2019, BCIM Strategic Value Master Fund, LP, a Burford Fund, had the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of more than 5% of the class of securities reported herein

..

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 552074700	SCHEDULE 13G	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2020

Burford Capital Investment Management LLC

By:	/s/ Aviva Will
Aviva Will, Co Chief Operating Officer

Burford Capital Limited

By:	/s/ Mark Woodall
Mark Woodall, Company Secretary

CUSIP No. 552074700	SCHEDULE 13G	Page 8 of 8 Pages

Exhibit I

JOINT FILING STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: February 14, 2020

Burford Capital Investment Management LLC

By:	/s/ Aviva Will
Aviva Will, Co Chief Operating Officer

Burford Capital Limited

By:	/s/ Mark Woodall
Mark Woodall, Company Secretary